                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc


This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities.

            Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

            Issuance and renewals.

3. Principal amount of each security.

            See Exhibit 1.

4. Rate of interest per annum of each security:

            See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

            See Exhibit 1.

6. If renewal of security, give date of original issue.

            See Exhibit 1.

7. Date of maturity of each security.

            See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

            American Electric Power Service Corporation
                        Huntington National Bank
                        Mellon Bank
                        Societe Generale Bank
                        National City Bank

            AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                        Societe Generale Bank
                        National City Bank
                        Huntington National Bank
                          NationsBank - Global Finance

            AEP Resources, Inc.
                        Huntington National Bank
                        National City Bank

9. Collateral given with each security.

            None.

10. Consideration received for each security.

            See Exhibit 1.

11. Application of proceeds of each security.

            The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c)   the  provisions  contained  in any  rule  of the  Commission
                  other than Rule U-48.         X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                              AEP ENERGY  SERVICES,  INC.  (formerly  known as
                                    AEP Energy Solutions, Inc.)
                               AEP RESOURCES, INC.


                                    /s/ A. A. Pena
                                 A. A. Pena, Vice President

Dated:  April 13, 1999

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 08:41:00
                                                                                                                PAGE:        1
                        QUARTERLY SHORT TERM DEBT REPORT
                            AEP ENERGY SERVICES, INC
                             QUARTER ENDED 03/31/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/06/99     01/15/99        9      5.2500         15,400,000.00            20,212.50        15,420,212.50
                    01/08/99     01/20/99       12      5.4300         40,700,000.00            73,667.00        40,773,667.00
                    01/15/99     01/25/99       10      5.0856         11,700,000.00            16,528.20        11,716,528.20
                    01/20/99     01/26/99        6      5.1222         25,000,000.00            21,342.50        25,021,342.50
                    01/20/99     01/26/99        6      5.1300         15,900,000.00            13,594.50        15,913,594.50
                    01/21/99     01/26/99        5      5.0000          3,800,000.00             2,638.89         3,802,638.89
                    01/22/99     01/28/99        6      5.1700          3,725,000.00             3,209.71         3,728,209.71
                    01/25/99     01/27/99        2      4.9655         12,000,000.00             3,310.33        12,003,310.33
                    01/25/99     01/27/99        2      5.1750         13,000,000.00             3,737.50        13,003,737.50
                    01/25/99     01/27/99        2      5.4500         16,500,000.00             4,995.83        16,504,995.83
                    01/26/99     01/28/99        2      5.0922          7,000,000.00             1,980.30         7,001,980.30
                    01/27/99     01/29/99        2      5.0922         25,000,000.00             7,072.50        25,007,072.50
                    01/27/99     02/05/99        9      5.1900         18,675,000.00            24,230.81        18,699,230.81
                    01/28/99     02/12/99       15      5.1856          7,000,000.00            15,124.67         7,015,124.67
                    01/28/99     01/29/99        1      5.0000          7,025,000.00               975.69         7,025,975.69
                    01/29/99     02/17/99       19      5.0589         25,000,000.00            66,749.38        25,066,749.38
                    01/29/99     02/12/99       14      5.2600          9,350,000.00            19,125.94         9,369,125.94
                    02/05/99     02/25/99       20      5.2800         17,000,000.00            49,866.67        17,049,866.67
                    02/08/99     02/19/99       11      5.1300          5,225,000.00             8,190.19         5,233,190.19
                    02/10/99     02/24/99       14      5.1300          1,600,000.00             3,192.00         1,603,192.00
                    02/12/99     02/26/99       14      5.1856          5,200,000.00            10,486.44         5,210,486.44
                    02/16/99     02/24/99        8      5.2222            825,000.00               957.40           825,957.40
                    02/17/99     02/26/99        9      5.1222         25,000,000.00            32,013.75        25,032,013.75
                    02/17/99     02/26/99        9      5.1100          4,000,000.00             5,110.00         4,005,110.00
                    02/19/99     02/22/99        3      4.9400          9,625,000.00             3,962.29         9,628,962.29
                    02/22/99     03/04/99       10      5.1600         12,075,000.00            17,307.50        12,092,307.50
                    02/25/99     02/26/99        1      5.2800         17,000,000.00             2,493.33        17,002,493.33
                    02/25/99     02/26/99        1      5.3100         13,000,000.00             1,917.50        13,001,917.50
                    02/26/99     03/01/99        3      5.0922         32,000,000.00            13,579.20        32,013,579.20
                    02/26/99     03/01/99        3      5.1300         10,725,000.00             4,584.94        10,729,584.94
                    03/01/99     03/02/99        1      5.2190         32,000,000.00             4,639.11        32,004,639.11
                    03/01/99     03/02/99        1      5.3100          8,000,000.00             1,180.00         8,001,180.00
                    03/01/99     03/03/99        2      5.3900          6,650,000.00             1,991.31         6,651,991.31
                    03/02/99     03/05/99        3      5.0289         32,000,000.00            13,410.40        32,013,410.40
                    03/02/99     03/05/99        3      5.1875          6,000,000.00             2,593.75         6,002,593.75
                    03/03/99     03/12/99        9      5.2800          9,250,000.00            12,210.00         9,262,210.00
                    03/04/99     03/15/99       11      5.0625          7,250,000.00            11,214.84         7,261,214.84
                    03/05/99     03/12/99        7      5.1222         32,000,000.00            31,871.47        32,031,871.47
                    03/05/99     03/09/99        4      5.0000          6,625,000.00             3,680.56         6,628,680.56
                    03/08/99     03/17/99        9      5.1250          5,000,000.00             6,406.25         5,006,406.25
                    03/10/99     03/26/99       16      5.3800          3,325,000.00             7,950.44         3,332,950.44
                    03/12/99     03/26/99       14      5.1222         32,000,000.00            63,742.93        32,063,742.93
                    03/12/99     03/25/99       13      5.1300          6,000,000.00            11,115.00         6,011,115.00
                    03/15/99     03/19/99        4      5.0625          6,250,000.00             3,515.63         6,253,515.63
                    03/17/99     03/25/99        8      5.0900          4,400,000.00             4,976.89         4,404,976.89
                    03/19/99     03/25/99        6      5.0900          6,800,000.00             5,768.67         6,805,768.67
                    03/26/99     03/29/99        3      5.0289         32,000,000.00            13,410.40        32,013,410.40
                    03/26/99     04/06/99       11      5.4300         13,050,000.00            21,652.13        13,071,652.13
                    03/29/99     03/30/99        1      5.0922         30,000,000.00             4,243.50        30,004,243.50
                    03/29/99     03/30/99        1      5.1900          2,325,000.00               335.19         2,325,335.19
                    03/30/99     03/31/99        1      5.0922          8,000,000.00             1,131.60         8,001,131.60
                    03/30/99     04/21/99       22      5.0589         14,450,000.00            44,672.90        14,494,672.90
                    03/31/99     04/23/99       23      5.0589          8,700,000.00            28,119.05         8,728,119.05
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     722,125,000.00           751,989.48       722,876,989.48
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     722,125,000.00           751,989.48       722,876,989.48
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    7.57
     WEIGHTED AVERAGE RATE    5.1590

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 08:41:00
                                                                                                                PAGE:        2
                        QUARTERLY SHORT TERM DEBT REPORT
                               AEP RESOURCES, INC.
                             QUARTER ENDED 03/31/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/04/99     01/08/99        4      5.3000            100,000.00                58.89           100,058.89
                    01/07/99     01/20/99       13      5.4400            100,000.00               196.44           100,196.44
                    01/08/99     01/15/99        7      5.1900         17,700,000.00            17,862.25        17,717,862.25
                    01/14/99     01/20/99        6      5.2490            200,000.00               174.97           200,174.97
                    01/15/99     01/29/99       14      4.9589         17,700,000.00            34,133.76        17,734,133.76
                    01/25/99     02/17/99       23      5.1900          7,200,000.00            23,874.00         7,223,874.00
                    01/29/99     02/17/99       19      5.0589         17,825,000.00            47,592.30        17,872,592.30
                    02/01/99     02/26/99       25      5.0589          2,000,000.00             7,026.25         2,007,026.25
                    02/08/99     02/25/99       17      5.2300            300,000.00               740.92           300,740.92
                    02/12/99     02/25/99       13      5.2000            300,000.00               563.33           300,563.33
                    02/17/99     02/25/99        8      5.1222         18,000,000.00            20,488.80        18,020,488.80
                    02/17/99     02/25/99        8      5.1100          7,500,000.00             8,516.67         7,508,516.67
                    02/19/99     02/26/99        7      5.1400          3,325,000.00             3,323.15         3,328,323.15
                    02/23/99     02/25/99        2      5.0021            100,000.00                27.79           100,027.79
                    02/25/99     03/15/99       18      5.1856         26,300,000.00            68,190.64        26,368,190.64
                    02/26/99     03/17/99       19      5.1875          5,350,000.00            14,647.48         5,364,647.48
                    03/01/99     03/09/99        8      5.2000            300,000.00               346.67           300,346.67
                    03/03/99     03/26/99       23      5.2200          1,700,000.00             5,669.50         1,705,669.50
                    03/09/99     03/26/99       17      5.2300            500,000.00             1,234.86           501,234.86
                    03/15/99     03/30/99       15      5.1222         26,400,000.00            56,344.20        26,456,344.20
                    03/17/99     03/26/99        9      5.0900          6,700,000.00             8,525.75         6,708,525.75
                    03/19/99     03/26/99        7      5.2400            500,000.00               509.44           500,509.44
                    03/26/99     04/15/99       20      5.1900         11,000,000.00            31,716.67        11,031,716.67
                    03/30/99     04/15/99       16      5.1856          2,600,000.00             5,992.25         2,605,992.25
                    03/31/99     04/08/99        8      5.2856            300,000.00               352.37           300,352.37
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     174,000,000.00           358,109.35       174,358,109.35
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     174,000,000.00           358,109.35       174,358,109.35
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   13.04
     WEIGHTED AVERAGE RATE    5.1262

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 08:41:00
                                                                                                                PAGE:       3
                        QUARTERLY SHORT TERM DEBT REPORT
                      AMERICAN ELECTRIC POWER SERVICE CORP.
                             QUARTER ENDED 03/31/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/04/99     01/08/99        4      5.3000          4,200,000.00             2,473.33         4,202,473.33
                    01/05/99     01/08/99        3      5.2500          1,350,000.00               590.63         1,350,590.63
                    01/06/99     01/11/99        5      5.2600          2,000,000.00             1,461.11         2,001,461.11
                    01/07/99     01/11/99        4      5.4400         21,000,000.00            12,693.33        21,012,693.33
                    01/19/99     02/25/99       37      5.0589          4,000,000.00            20,797.70         4,020,797.70
                    01/25/99     02/25/99       31      5.1589            200,000.00               888.48           200,888.48
                    01/26/99     02/25/99       30      5.1589            525,000.00             2,257.02           527,257.02
                    01/27/99     02/25/99       29      5.1589            400,000.00             1,662.31           401,662.31
                    01/29/99     02/25/99       27      5.3400          8,175,000.00            32,740.88         8,207,740.88
                    02/01/99     02/24/99       23      5.2800          5,550,000.00            18,722.00         5,568,722.00
                    02/02/99     02/24/99       22      5.1300          1,575,000.00             4,937.63         1,579,937.63
                    02/03/99     02/24/99       21      5.1300            575,000.00             1,720.69           576,720.69
                    02/04/99     02/24/99       20      5.2000          1,050,000.00             3,033.33         1,053,033.33
                    02/05/99     02/24/99       19      5.2200            350,000.00               964.25           350,964.25
                    02/08/99     02/24/99       16      5.2300            925,000.00             2,150.11           927,150.11
                    02/09/99     02/24/99       15      5.3800          1,000,000.00             2,241.67         1,002,241.67
                    02/10/99     02/23/99       13      5.1300          3,925,000.00             7,271.06         3,932,271.06
                    02/11/99     02/24/99       13      5.2100            525,000.00               987.73           525,987.73
                    02/12/99     02/23/99       11      5.2000          8,275,000.00            13,148.06         8,288,148.06
                    02/22/99     02/23/99        1      5.1800            700,000.00               100.72           700,100.72
                    02/23/99     02/25/99        2      5.2500         15,150,000.00             4,418.75        15,154,418.75
                    02/24/99     02/26/99        2      5.2000         11,550,000.00             3,336.67        11,553,336.67
                    02/25/99     03/04/99        7      5.2800         28,450,000.00            29,208.67        28,479,208.67
                    02/26/99     03/12/99       14      5.2500         10,000,000.00            20,416.67        10,020,416.67
                    03/03/99     03/12/99        9      5.0600          1,550,000.00             1,960.75         1,551,960.75
                    03/04/99     03/09/99        5      5.2800         28,450,000.00            20,863.33        28,470,863.33
                    03/09/99     03/11/99        2      5.4000         28,450,000.00             8,535.00        28,458,535.00
                    03/11/99     03/17/99        6      5.2800         28,450,000.00            25,036.00        28,475,036.00
                    03/12/99     03/26/99       14      5.1300          1,550,000.00             3,092.25         1,553,092.25
                    03/12/99     03/26/99       14      5.2200         10,000,000.00            20,300.00        10,020,300.00
                    03/17/99     04/20/99       34      5.3300         26,775,000.00           134,782.38        26,909,782.38
                    03/29/99     04/07/99        9      5.2500          4,100,000.00             5,381.25         4,105,381.25
                    03/30/99     05/19/99       50      5.1222          2,025,000.00            14,406.19         2,039,406.19
                    03/31/99     04/07/99        7      5.1800          1,825,000.00             1,838.18         1,826,838.18
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     264,625,000.00           424,418.13       265,049,418.13
                                                                    ----------------     ----------------     ----------------
                      AMERICAN ELECTRIC POWER SERVICE CORP. TOTAL     264,625,000.00           424,418.13       265,049,418.13
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   15.26
     WEIGHTED AVERAGE RATE    5.2890